Filed Pursuant to Rule 424(b)(3) Registration No. 333-126774

PROSPECTUS SUPPLEMENT
(to prospectus dated October 28, 2005)

M-Systems Finance Inc.

$75,000,000

1.0% Convertible Senior Notes due 2035

Payment of all principal, interest and additional amounts, if any, payable on the convertible notes is unconditionally guaranteed by and convertible into ordinary shares of M-Systems Flash Disk Pioneers Ltd.

M-Systems Flash Disk Pioneers Ltd.

2,634,960 ordinary shares issuable upon conversion of the convertible notes

This prospectus supplement supplements and amends the prospectus dated October 28, 2005 (the "prospectus") of M-Systems Finance Inc. and M-Systems Flash Disk Pioneers Ltd. relating to the resale by certain securityholders or their transferees, pledgees, donees or other successors (the "selling securityholders") of up to $75,000,000 aggregate principal amount of the 1.00% Convertible Senior Notes due 2035 of M-Systems Finance Inc. and the ordinary shares of M-Systems Flash Disk Pioneers Ltd. issuable upon conversion of the notes.  You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

SELLING SECURITYHOLDERS

Set forth below, among other things, are the names and addresses of selling securityholders that were not identified in the prospectus, the principal amount of the notes beneficially owned by and that may be offered by such selling securityholders pursuant to the prospectus and the number of ordinary shares into which the notes owned by such selling securityholders are convertible. In addition, we have amended certain information relating to Tugar Capital, L.P., a selling securityholder identified in the prospectus. The prospectus included certain information relating to Tugar Capital, L.P. that was inaccurate. All information concerning beneficial ownership is based upon information provided to us by the selling securityholders. The table of selling securityholders appearing under the heading "Selling Securityholders" in the prospectus is hereby amended to include the selling securityholders named below, and to amend certain information with respect to Tugar Capital, L.P.

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Name and Address of Selling Securityholder	Aggregate Principal Amount of Convertible Notes Beneficially Owned That May Be Offered For Resale	Percentage of Outstanding Convertible Notes Beneficially Owned Prior to Any Resale(1)	Percentage of Outstanding Convertible Notes Beneficially Owned if All Convertible Notes That May Be Offered Hereby are Resold(1)	Ordinary Shares Beneficially Owned Upon Conversion of the Convertible Notes That May Be Offered for Resale(2)	Percentage of Equity Capital Beneficially Owned Prior to Any Resale(2)(3)	Ordinary Shares Beneficially Owned if All Ordinary Shares That May Be Offered Hereby are Resold	Percentage of Ordinary Shares Beneficially Owned if All Ordinary Shares That May Be Offered Hereby are Resold
Oz Master Fund, Ltd. C/o Oz Management, LLC 9 West 57th Street, 39th Floor New York, NY 10020 (4)	$5,500,000	7.33%	-	193,230	*	0	-
Philadelphia Board of Pensions c/o Shane Magoon Lord Abbett 90 Hudson Street Jersey City, NJ 07302 (5)	$ 200,000	0.27%	-	7,027	*	0	0
Tugar Capital L.P. c/o Tugar Capital Management LP 1601 Elm St., Suite 4000 Dallas, Tx 75201 (6)	$1,000,000	1.34%	-	35,133	*	0	0
Five Sticks, LP c/o Tugar Capital Management LP 1601 Elm St., Suite 4000 Dallas, Tx 75201 (7)	$1,000,000	1.34%	-	35,133	*	0	0

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*        Less than 1%.

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(1)        Assumes $75,000,000 aggregate principal amount of convertible notes outstanding.

(2)        Assumes conversion of all of the holder`s convertible notes at a conversion rate of 35.1328 ordinary shares per $1,000 principal amount of convertible notes. This conversion rate will be subject to adjustment as described in the prospectus under "Description of Convertible Notes-Conversion Rights." As a result, the number of ordinary shares issuable upon conversion of the convertible notes may increase or decrease in the future.

(3)        Includes ordinary shares issuable upon conversion of the convertible notes beneficially owned by the selling securityholder, as reflected in the fifth column of this table. Calculated based on Rule 13d-3(d)(1) of the Exchange Act, assuming 36,105,102 ordinary shares outstanding as of June 30, 2005.

(4)        Daniel S. Och, Senior Managing Member of Oz Management, LLC, the investment company of the selling securityholder, may be deemed to have voting and dispositive power with respect to such convertible notes and the ordinary shares issuable upon conversion thereof.

(5)        Maren Lindstrom has sole voting and dispositive power with respect to such convertible notes and the ordinary shares issuable upon conversion thereof.

(6)        Tugar Capital L.P. has two general partners, Tugar Capital Management, L.P. and Tugar Management, Inc.  Pursuant to the consent of the general partners of Tugar Capital L.P. dated September 3, 2004, Tugar Capital Management, L.P. has the authority to act by itself on behalf of Tugar Capital L.P.  Tugar Holdings, LLC is the general partner of Tugar Capital Management, L.P.  Kenneth L. Tananbaum is the manager and sole member of Tugar Holdings, LLC and has sole voting and dispositive power with respect to such convertible notes and the ordinary shares issuable upon conversion thereof.

(7)       Tugar Capital Management, L.P. serves as sub-adviser of Five Sticks, LP.  The general partner of Tugar Capital Management, L.P. is Tugar Holdings, LLC.  Kenneth L. Tananbaum is the manager and sole member of Tugar Holdings, LLC and has sole voting and dispositive power with respect to such convertible notes and the ordinary shares issuable upon conversion thereof.

The date of this prospectus supplement is November 30, 2005

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